Exhibit 97

FIRST AMERICAN FINANCIAL CORPORATION

POLICY GOVERNING THE RECOVERY OF CERTAIN INCENTIVE COMPENSATION

Policy Objective

The objective of this policy is to support accurate financial reporting and disclosure, and to provide the Company with a mechanism for recouping certain incentive-based compensation in the event that the Company is required to prepare a Restatement (as defined below).

This policy is intended to comply with, and to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

This policy shall operate in addition to any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, employment agreement or plan or award terms, and any other legal remedies available to the Company under applicable law.

Policy Definition

Compensation Recovery

If there has been a Restatement, the Board of Directors will review the cash bonus and equity-based incentive awards made to the Covered Individuals (as defined below) that were paid, earned or vested based on having met or exceeded specific performance targets in bonuses, grants or awards made after the effective date of this policy during the three full fiscal years prior to the date that the Company is required to prepare the Restatement, and any “transition period” as prescribed under Rule 10D-1. If such payments, grants and/or vesting would not have been made or would have been reduced had they been calculated based on the Restatement, the Board of Directors will seek to recoup for the benefit of the Company such payments to and/or such equity awards held by the Covered Individuals, and the Covered Individuals will return such payments and/or such equity awards to the Company, on a reasonably prompt basis. The Company may effect any recovery pursuant to this policy by requiring payment of such amount(s) to the Company by set-off, by reducing future compensation, or by such other means or combination of means as the Company determines to be appropriate. For the avoidance of doubt, any taxes that the Covered Individual may have paid or may owe will not be subtracted from the gross

Policy Governing the Recovery of Certain

Incentive Compensation

value to be repaid, but any exercise or purchase price paid by the Covered Individual will be so subtracted.

Covered Individuals

For purposes of this policy, “Covered Individual” means the Company’s current and former “executive officers” as defined under Rule 10D-1, which includes current and former executive officers (within the meaning of Rule 3b-7 of the Securities Exchange Act of 1934, as amended) of the Company who served in such role at the time the applicable compensation was paid, earned, awarded or vested.

Compensation Covered

The repayment and other obligations of a Covered Individual described in this policy apply to any cash bonus or equity-based incentive award granted, earned or vested on the basis of having met or exceeded performance targets, if and only if such bonus opportunity or equity award was granted on or after the effective date of New York Stock Exchange Listing Standard 303A.14, which shall be the effective date of this policy.

Administration

This policy is administered by the Company’s Board of Directors, who may delegate some or all of its authority hereunder to the Compensation Committee. If the Board of the Directors delegates any such authority, reference to the Company’s Board of Directors shall include the Compensation Committee.

Other Terms

Any determinations made by the Board of Directors under this policy shall be final and binding on all Covered Individuals. The Company shall be able to enforce the repayment obligation described in this policy by all legal means available. The Company shall not indemnify any Covered Individual against the loss of any compensation covered by this policy.

Restatement

For purposes of this policy, “Restatement” means an accounting restatement of the Company’s financial statements (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period

Policy Governing the Recovery of Certain

Incentive Compensation

or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws.

Policy History

This policy was approved by the Compensation Committee on March 5, 2012.

This policy was amended by the Compensation Committee on February 4, 2019.

This policy was amended by the Compensation Committee on June 6, 2023.